December 19, 2018

Westley Stockton
Chief Financial Officer
GULF ISLAND FABRICATION INC
16225 Park Ten Place, Suite 300
Houston, Texas

       Re: GULF ISLAND FABRICATION INC
           Form 10-Q for the period ended September 30, 2018
           Filed on November 9, 2018
           File No. 001-34279

Dear Mr. Stockton:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended September 30, 2018

Note 2 - Assets Held for Sale, page 12

1. Please tell us how you considered the requirements for pro forma financial information pursuant to Article 11 of Regulation S-X for both the sale of your South Yard Facilities on
      April 20, 2018, and the North Yard Facilities on November 15, 2018, described in Item
      2.01 of the respective Forms 8-K.
Note 3 - Revenue Recogntiion, page 13

2. We note you do not disclose revenue recognized in the reporting period that was included in Advanced Billings as of the beginning of the period. Please tell us your consideration of ASC 606-10-50-8(b).
3. We note you do not disclose an explanation of the significant changes in the contract liability balances. Please tell us your consideration of ASC
606-10-50-10.
 Westley Stockton
GULF ISLAND FABRICATION INC
December 19, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or in his absence, Terence O'Brien at 202-551-3355 with any questions.



                                                          Sincerely,
FirstName LastNameWestley Stockton
                                                          Division of
Corporation Finance
Comapany NameGULF ISLAND FABRICATION INC
                                                          Office of
Manufacturing and
December 19, 2018 Page 2                                  Construction
FirstName LastName